CANNEX CAPITAL HOLDINGS PROVIDES CORPORATE UPDATE

Vancouver, BC, January 9, 2019 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX / OTCQX: CNXXF) reports that one of its tenants, Superior Gardens LLC (“Superior Gardens”) has been issued an administrative violation notice (the “Notice” or “AVN”) by the Washington State Liquor and Cannabis Board (“LCB”). Superior Gardens will be able to continue operating without interruption while it investigates, contests, and/or appeals the Notice through the prescribed process. While there are no day-to-day changes in operations, Cannex, through its Washington State subsidiary, BrightLeaf Development LLC (“BLD”) is coordinating with Superior Gardens regarding the status of its response and possible appeal.

“Superior Garden’s management has informed us that they believe the Notice is without merit and that Superior Gardens plans to make every effort to appeal the Notice and to work with the LCB to reach a successful resolution,” said Leo Gontmakher, COO of Cannex. “Most importantly,” continued Gontmakher, “Superior Gardens can continue to operate without interruption while due process runs its course. We will continue to focus on growth opportunities and to closing our previously announced business combination with 4Front Holdings.”

Cannex, through BLD, owns the real estate which Superior Gardens, a licensed cannabis grower and processor, leases and additionally, provides consulting services and sells non-cannabis materials such as packaging, lighting and other analogous materials.

Per the LCB, the regulatory agency charged with oversight of the regulated cannabis marketplace in Washington, “All license holders have due process and if a business receives an Administrative Violation Notice or AVN there are several options for remedy including accept the recommended penalty, request a settlement conference or request an administrative hearing before an administrative law judge.”

In Washington’s nascent cannabis industry, AVNs are routinely issued as businesses and regulators alike work to establish the integrity of the regulated marketplace. Approximately 600 AVNs and written warnings are issued by the LCB each year with many of these AVNs covering the type of alleged violation issued to Superior Gardens. Many are settled or dismissed for lesser penalties even though, as in the case of Superior Gardens, a possible outcome could be a loss of license.

After the initial administrative hearing process, there are additional procedural steps that include an opportunity for a negotiated settlement, appeals and also, if necessary, the right to appeal to state judicial courts as well.

About Cannex Capital Holdings Inc.
Cannex Capital, through its wholly owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. With a corporate office in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost- effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

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Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release, and neither it nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the Transaction, the LOC and future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.